December 9, 2016

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549

Attention:	Ms. Loan Lauren P. Nguyen
Ms. Irene Barberena-Meissner

Re:	Par Pacific Holdings, Inc.
Registration Statement on Form S-3
Filed November 14, 2016
File No. 333-214593

Dear Ladies and Gentlemen:

This letter is in response to your letter dated December 5, 2016, to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-3 (the “Initial Registration Statement”). For your convenience, the response is preceded by the Staff’s comment. The Company is also sending to the Staff, by Federal Express, copies of the amended Registration Statement, as filed today with the Commission (the “Amended Registration Statement” and, together with the Initial Registration Statement, the “Registration Statement”), marked to show changes from the Initial Registration Statement.

Selling Security Holders, page 13

1.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares beneficially owned by EGI Investors, L.L.C. or explain to us why you do not believe this disclosure is required. It appears that Equity Group Investments, the parent of EGI Investors, L.L.C., has entered into a financing arrangement with you. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

U.S. Securities and Exchange Commission

December 9, 2016

Response. In response to the Staff’s comment, the Company has revised the disclosure to the footnote to the selling security holders table in the Amended Registration Statement to identify the members of the board of senior managing directors of Chai Trust Company, the managing member of EGI Investors, L.L.C. This board makes the decisions regarding voting and disposition of the shares beneficially owned by EGI Investors, L.L.C. on behalf of Chai Trust Company.

As indicated on page 10 of the Initial Registration Statement, affiliates of Equity Group Investments and not Equity Group Investments itself entered into a financing arrangement with us. In the Amended Registration Statement, the Company has clarified that EGI Investors, L.L.C. was the only affiliate of Equity Group Investments that entered into the bridge note financing described therein.

Please call the undersigned at (832) 916-3386 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Matthew Vaughn
J. Matthew Vaughn
Senior Vice President and General Counsel